
January 14, 2021

Kenneth Stephon
Chief Executive Officer
William Penn Bancorporation
10 Canal Street, Suite 104
Bristol, Pennsylvania 19007

> **Re: William Penn Bancorporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 13, 2021**
> **File No. 333-24942**

Dear Mr. Stephon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to our comment issued December 23, 2021 and we re-issue the comment in part. As you are registering the participation interests and the underlying plan securities, your legal opinion should separately address the participation interests. Refer to Staff Legal Bulletin No. 19 at II.B.1.f, and related footnote 23.

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance